UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission file number 333-51434

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FOX INVESTMENT PLAN

2121 Avenue of the Stars

Los Angeles, CA 90067

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEWS CORPORATION

1211 Avenue of the Americas

New York, New York 10036

Fox Investment Plan

Financial Statements and Supplemental Schedule

Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm

Fox Retirement Board

Fox Investment Plan

We have audited the accompanying statements of net assets available for benefits of Fox Investment Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Fox Investment Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Los Angeles, California

June 24, 2013

Fox Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2012	2011
Assets
Investments, at fair value	$1,272,914,097	$1,075,103,636
Cash	135,476	28,123

Receivables:
Notes receivable from participants	22,996,532	21,551,023
Employer contributions	—	161,727
Participant contributions	439	307,880
Interest and other	151	13,019

Total receivables	22,997,122	22,033,649

Total assets	1,296,046,695	1,097,165,408

Liabilities
Due to broker for securities purchased	431,664	235,402

Total liabilities	431,664	235,402

Net assets reflecting all investments at fair value	1,295,615,031	1,096,930,006

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,012,035)	(4,088,866)

Net assets available for benefits	$1,290,602,996	$1,092,841,140

See accompanying notes.

Fox Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions to (deductions from) net assets attributed to:
Contributions:
Employer, net of forfeitures	$38,012,053
Participant	79,682,517
Rollover	5,866,115

Total contributions	123,560,685

Net investment income:
Net appreciation in fair value of investments	111,957,917
Interest, dividends and other	39,067,500
Interest earned on notes receivable from participants	985,283

Total net investment income	152,010,700

Transfers from Investment Plan for Former Chris-Craft/UTV Employees	13,806,529

Benefits paid to participants	(91,591,597)
Administrative and other expenses	(24,461)

Net increase	197,761,856

Net assets available for benefits at beginning of year	1,092,841,140

Net assets available for benefits at end of year	$1,290,602,996

See accompanying notes.

Fox Investment Plan

Notes to Financial Statements

December 31, 2012

1. Description of the Plan

The following description of the Fox Investment Plan (the Plan) provides only general information. Participants should refer to the plan document and related amendments for more complete information.

General

The Plan is a defined contribution plan sponsored by Fox Entertainment Group, Inc. (the Plan Sponsor or the Company). Its purpose is to assist employees in establishing a regular savings and investment program to provide additional financial security for their retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was originally adopted effective June 1, 1984.

Effective February 29, 2012, the Plan was amended and restated in its entirety to incorporate all prior amendments, legislative updates, and the merger of the Investment Plan for Former Chris-Craft/UTV Employees. During the year ended December 31, 2012, assets of $13,806,529 transferred into the Plan as a result of the merger.

Effective August 1, 2012, the Plan was amended to include an additional appendix applicable to persons who are employed and categorized as full-time employees at Twentieth Century Fox Film Corporation pursuant to the collective bargaining agreement between Twentieth Century Fox Film Corporation and International Union, Security, Police and Fire Professionals of America (SPFPA) Amalgamated Local 1 (SPFPA Amalgamated Local 1 Union). Members of the SPFPA Amalgamated Local 1 Union became eligible to participate in the Plan effective August 1, 2012. Members of the SPFPA Amalgamated Local 1 Union are not eligible to receive employer matching contributions and shall only receive employer non-elective contributions in an amount equal to 1% of pay-period compensation for each participant.

Effective October 26, 2012, the Plan was amended to allow participants to withdraw all or a portion of their before-tax contributions for a period from October 26, 2012 through February 1, 2013, for hardships caused by Hurricane Sandy in accordance with Internal Revenue Service (IRS) Announcement 2012-44.

Eligibility

The Plan is a defined contribution plan available to certain nonunion employees of the Company to whom the Plan has been extended. Currently, union employees under certain collective bargaining agreements are also eligible to participate. An eligible employee can enroll in the Plan on the first day of the payroll cycle immediately following commencement of employment or the first day of any payroll cycle thereafter.

Fox Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

Employees eligible to participate in the Plan are automatically enrolled in the Plan at a 3% deferral rate unless they affirmatively opt out of participation. The following types of contributions are allowable under the terms of the plan document:

Participant Contributions – Participants can voluntarily contribute on a before-tax and/or after-tax basis, as defined in the plan document, subject to certain limitations under the Internal Revenue Code (the Code). Participants who have reached age 50 before the end of the plan year are eligible to make catch-up contributions, which are also subject to certain limitations of the Code. After-tax contributions are subject to a limitation of $5,000 per year.

Employer Matching Contributions – The Company contributes for each participant, each pay period, an amount equal to 100% of the first 1% plus 50% of the next 5% of eligible compensation contributed. The annual Company matching contribution may not exceed 3 1/2% of a participant’s annual compensation. Certain union employees do not receive these matching contributions.

Employer Non-elective Contributions – The Company contributes for each participant each pay period a non-elective Company contribution in an amount equal to 2% of eligible pay-period compensation for each participant who (1) is ineligible to participate in a Company pension plan and is a non-collective bargaining unit eligible employee; or (2) is covered by a collective bargaining agreement requiring said contribution, as applicable. Additionally, union employees who are eligible to participate in the Plan and not eligible to participate in the Company pension plan either receive a 1% or 2% non-elective Company contribution based on the terms of their union’s collective bargaining agreement.

Rollover Contributions – Amounts distributed to participants from other tax-qualified plans and/or individual retirement accounts may be contributed to the Plan.

The total amount contributed to a participant’s account (excluding rollover contributions) for the year ended December 31, 2012, may not exceed the lesser of (a) $50,000; or (b) 100% of the participant’s includable compensation, as defined by the plan document and the Code.

Vesting

Participants are immediately 100% vested in their before-tax and after-tax contributions and rollover contributions.

Fox Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

A participant becomes 100% vested in the Employer Matching Contribution account at the earliest of the following dates:

•	Completion of two years of vesting service

•	Death

•	Termination of employment due to total and permanent disability

•	Retirement at age 65

•	Termination of the Plan

A participant becomes 100% vested in the Employer Non-elective Contribution account at the earliest of the following dates:

•	Completion of three years of vesting service, as defined

•	Death

•	Termination of employment due to total and permanent disability

•	Retirement at age 65

•	Termination of the Plan

Forfeitures

If a participant elects a distribution of their vested account balance upon termination of employment, the nonvested portion of their employer contribution account is forfeited. If a participant defers distribution of their account balance, the participant’s employer contribution account is forfeited after a consecutive 60-month period has elapsed after an employee’s termination date. In accordance with the plan document, such forfeitures are used to reduce future Employer Matching or Non-elective Contributions. For the year ended December 31, 2012, forfeitures of $3,095,149 were used to reduce the Employer Matching or Non-elective Contributions.

Forfeited balances of $202,961 and $421,528 were available to reduce future contributions as of December 31, 2012 and 2011, respectively.

Fox Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Investment Options

The plan administrator intends for the Plan to constitute a Plan described in Section 404(c) of ERISA. Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments among various investment options. Additionally, participants may redirect their investment balances among these various investment options. Effective as of the market close on December 17, 2012, the News Corporation Class B Stock was closed to new investments.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contributions, and debited for any distributions. Investment fund gains, losses, and expenses are allocated based on the participant’s account balances in each fund.

Notes Receivable from Participants

Participants may borrow from the Plan, subject to a minimum loan amount of $1,000 and a maximum loan amount of $50,000 or 50% of the participant’s vested account balance. The loans are payable over a period of one to five years, or if the proceeds are used for the purchase of a participant’s principal residence, the loans are payable over a period not to exceed 15 years. The loans bear interest at the prime rate plus 1%. The loans are secured by the pledge of the participant’s vested interest in the Plan on the date the loan is initiated. Participants may either pay off outstanding loan balances when they leave the Company or continue to make loan repayments after termination. The Trustee, Fidelity Management Trust Company, has established a loan fund for recording loan activities. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Payment of Benefits

Benefits to participants or beneficiaries are payable in lump sums equal to the value of the participants’ vested accounts as of the date of distribution.

Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the plan document. Hardship withdrawals are strictly regulated by the IRS, and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Fox Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Administrative Expenses

The Company may, at its discretion, elect to pay administrative expenses of the Plan. Administrative expenses not paid by the Company are paid from the assets of the Plan. Certain expenses incurred by the Plan are processing fees charged to participants for requesting a distribution or loan check to be sent via overnight mail. During the year ended December 31, 2012, $24,461 of administrative expenses were paid from the accounts of the affected participants.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s concentration of credit risk and market risk is dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preference.

Fox Investment Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

The Plan’s investment in News Corporation’s (the Plan Sponsor’s parent company) Class A Common Stock amounted to $10,006,123 as of December 31, 2012. Such investment represented approximately 1% of the Plan’s total net assets as of December 31, 2012. The News Corporation Class A Common Stock transferred into the Plan during the year ended December 31, 2012, as the result of the merger of the Investment Plan for Former Chris-Craft/UTV Employees. The News Corporation Class A Common Stock has been closed to new investments since it transferred into the Plan. The Plan’s investment in News Corporation’s Class B Common Stock amounted to $55,188,505 and $37,661,433 as of December 31, 2012 and 2011, respectively. Such investments represented approximately 4% and 3% of the Plan’s total net assets as of December 31, 2012 and 2011, respectively. For risks and uncertainties regarding News Corporation, participants should refer to the News Corporation Annual Report on Form 10-K for the fiscal year ended June 30, 2012, filed with the Securities and Exchange Commission on August 14, 2012.

Investments in News Corporation’s Class A and B Common Stock, mutual funds, money market funds, common collective funds, synthetic Guaranteed Investment Contracts (GICs), and wrapper contracts are exposed to various risks such as the financial condition of News Corporation, interest rate, market and credit. Due to the level of risk associated with certain securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS) (ASU 2011-04). ASU 2011-04 amended Accounting Standards Codification (ASC) 820, Fair Value Measurement (ASC 820), to converge the fair value measurement guidance in GAAP and IFRS. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures are not required for nonpublic entities, as defined in ASC 820. The amendments are to be applied prospectively and are effective for annual periods beginning after December 31, 2011. Adoption of ASU 2011-04 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Fox Investment Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The fair value measurement authoritative literature establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. See Note 4 for further discussion of fair value measurements.

Assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly.

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value of Investments

All realized and unrealized appreciation (depreciation) in the fair value of investments is shown in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Fox Investment Plan

Notes to Financial Statements (continued)

3. Investments

The following table presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2012	2011
Investments at fair value:
American Funds AMCAP R6 Fund	$136,371,310	$118,479,727
Morgan Stanley Institutional Mid Cap Growth Fund	86,357,480	84,321,252
Artio International Equity Fund II	—	71,256,968
Fidelity Spartan 500 Index Institutional Class Fund	145,546,850	125,979,996
PIMCO Total Return Fund Institutional Class	120,565,913	102,116,477
First Eagle Overseas Fund Class I	80,917,348	—

The Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year ended December 31, 2012) appreciated in fair value as follows:

Mutual funds	$92,417,218
News Corporation Class A Common Stock	2,268,544
News Corporation Class B Common Stock	17,272,155

$111,957,917

4. Fair Value Measurement

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Shares of registered investment company funds (or mutual funds) are valued at the net asset value (NAV) of shares held by the Plan and are valued at the closing price reported on the active market on which the individual securities are traded.

Common stock is valued at the closing price reported on the active markets on which the individual securities are traded.

Fox Investment Plan

Notes to Financial Statements (continued)

4. Fair Value Measurement (continued)

Government and corporate securities are valued using pricing models maximizing the use of observable inputs for similar securities, which include basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Collective funds are valued based on their unadjusted NAV as determined by the fund sponsor based on the fair value of the underlying investments held in the collective fund at the measurement date. There are no redemption restrictions on the collective funds.

Separate account GICs are valued based on the fair value of the underlying portfolios of these contracts as determined by the external investment managers.

The money market fund and short-term investment fund are valued at cost plus interest earned, which approximates fair value.

Investments in fully benefit-responsive investment contracts are recognized at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The fair value of traditional GICs was calculated using the present value of the contracts’ future cash flow values discounted by comparable duration Wall Street Journal GIC index rates. Fair values for fixed maturity synthetic GICs and constant duration synthetic GICs are calculated using the sum of all underlying assets’ fair values provided by an external pricing source. See Note 5 for further discussion of investment contracts with insurance companies.

Fair value of the synthetic GIC wrapper contracts is calculated based on a combination of cost and income approaches. The methodology uses the cost approach to determine a replacement value of each contract based on an internal pricing matrix developed by the portfolio manager and trading team of Bank of New York/Mellon. Matrix pricing is used to provide a more objective replacement cost than a “mark” from the existing wrapper of the contract. The methodology then uses the income approach to determine the present value of the fee payments related to the contract, using both the current contractual fees as well as the replacement fees generated by the matrix pricing. The fee payments over the duration of the contract are discounted by using comparable duration swap rates. The carrying value of the contract is the present value of the wrapper cost applying replacement fees less the present value of wrapper cost applying current contractual fees.

Fox Investment Plan

Notes to Financial Statements (continued)

4. Fair Value Measurement (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Fixed income funds	$139,524,962	$—	$—	$139,524,962
International equity funds	88,789,299	—	—	88,789,299
Lifecycle funds	387,889,665	—	—	387,889,665
U.S. equity funds	448,271,124	—	—	448,271,124
News Corporation Class A Common Stock	10,006,123	—	—	10,006,123
News Corporation Class B Common Stock	55,188,505	—	—	55,188,505
Short-term investment fund	11,765,233	—	—	11,765,233
Money market fund	941,935	—	—	941,935
Separate account GIC	—	10,690,096	—	10,690,096
Traditional GICs	—	11,199,179	—	11,199,179
Fixed maturity synthetic GICs:
Asset-backed securities	—	1,769,554	—	1,769,554
Commercial mortgage-backed securities	—	1,038,299	—	1,038,299
Constant duration synthetic GICs:
Asset-backed security index funds	—	15,059,873	—	15,059,873
Collective fund	—	30,471,295	—	30,471,295
Commercial mortgage-backed security funds	—	2,284,469	—	2,284,469
Government bond funds	—	41,510,130	—	41,510,130
Mortgage-backed security funds	—	16,438,194	—	16,438,194
Wrap contracts	—	—	76,162	76,162

Total assets at fair value	$1,142,376,846	$130,461,089	$76,162	$1,272,914,097

Fox Investment Plan

Notes to Financial Statements (continued)

4. Fair Value Measurement (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Fixed income funds	$117,038,250	$—	$—	$117,038,250
International equity funds	75,971,797	—	—	75,971,797
Lifecycle funds	311,527,221	—	—	311,527,221
U.S. equity funds	391,446,769	—	—	391,446,769
News Corporation Class B Common Stock	37,661,433	—	—	37,661,433
Short-term investment fund	18,695,584	—	—	18,695,584
Money market fund	653,523	—	—	653,523
Separate account GIC	—	7,510,291	—	7,510,291
Stable value pooled funds	—	2,940,388	—	2,940,388
Traditional GICs	—	3,856,920	—	3,856,920
Fixed maturity synthetic GICs:
Asset-backed securities	—	3,562,072	—	3,562,072
Commercial mortgage-backed securities	—	1,935,208	—	1,935,208
Residential mortgage-backed securities	—	5,269,349	—	5,269,349
Constant duration synthetic GICs:
Asset-backed security index funds	—	13,399,689	—	13,399,689
Collective fund	—	29,406,157	—	29,406,157
Commercial mortgage-backed security funds	—	2,065,192	—	2,065,192
Government bond funds	—	37,124,042	—	37,124,042
Mortgage-backed security funds	—	14,872,472	—	14,872,472
Wrap contracts	—	—	167,279	167,279

Total assets at fair value	$952,994,577	$121,941,780	$167,279	$1,075,103,636

Fox Investment Plan

Notes to Financial Statements (continued)

4. Fair Value Measurement (continued)

The Plan assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Plan’s accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. For the year ended December 31, 2012, there were no transfers between levels.

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2012.

Level 3 Assets Year Ended December 31 2012
Wrap Contracts

Balance, beginning of year	$167,279
Total losses included in changes in net assets	(91,117)

Balance, end of year	$76,162

The amount of total losses for the period included in changes in net assets attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$(91,117)

Unrealized losses included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the statement of changes in net assets available for benefits.

Fox Investment Plan

Notes to Financial Statements (continued)

4. Fair Value Measurement (continued)

The following table discloses the quantitative information about significant unobservable inputs used in Level 3 fair value measurements:

Name	Fair Value	Valuation Technique	Unobservable Inputs	Range of Input Values
Wrap contracts	$76,162	Matrix pricing	Starting point	20 bps
Competing fund in line up:
			Yes	+1 bps
			No	+0 bps
Cash flow history:
			>12 months negative or very volatile	+1 bps
			Not negative or volatile	+0 bps
Type of contract:
			Non par	+10 bps
			Hybrid	+5 bps
			Par	+0 bps
Account type:
			Separate account	+0 bps
			Collective trust	+3 bps

The significant unobservable inputs used in the fair value measurement of the Plan’s wrap contracts are not static and will be evaluated over time, with applicable changes as appropriate.

The plan administrator, along with input from investment advisors, determines the fair value measurement policies and procedures, subject to oversight by News Corporation’s Joint Investment Committee of the DC Retirement Plans. Those policies and procedures are reassessed at least annually to determine if the current valuation techniques are still appropriate. At that time, the unobservable inputs used in the fair value measurements are evaluated and adjusted, as necessary, based on current market conditions and other third-party information.

Fox Investment Plan

Notes to Financial Statements (continued)

5. Investment Contracts with Insurance Companies

The Standish Mellon Income Fund includes GICs, synthetic GICs and bank investment contracts. This fund is presented at fair value. The adjustment from fair value to contract value for the fully benefit-responsive GICs held by this fund is based on the contract value as reported by Standish Mellon, which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses, and excludes the short-term investment fund.

The average yields for the Standish Mellon Income Fund are as follows as of December 31, 2012 and 2011:

	2012	2011
Average yield:
Based on actual earnings	2.24%	2.48%
Based on interest rate credited to participants	2.21%	2.46%

The fair values, contract values, and adjustments to contract value for the synthetic GICs and traditional GICs as of December 31, 2012 and 2011, are as follows:

	2012
	Fair Value	Contract Value	Adjustment to Contract Value

Synthetic GICs	$119,338,072	$114,398,523	$(4,939,549)
Traditional GICs	11,199,179	11,126,693	(72,486)

	$130,537,251	$125,525,216	$(5,012,035)

	2011
	Fair Value	Contract Value	Adjustment to Contract Value

Synthetic GICs	$115,311,751	$111,338,653	$(3,973,098)
Traditional GICs	3,856,920	3,840,558	(16,362)
Common Collective Trust	2,940,388	2,840,982	(99,406)

	$122,109,059	$118,020,193	$(4,088,866)

Fox Investment Plan

Notes to Financial Statements (continued)

5. Investment Contracts with Insurance Companies (continued)

The fair values of the assets underlying the synthetic GICs, by type of securities, as of December 31, 2012 and 2011, are as follows:

	2012	2011

U.S. government securities	$87,912,596	$83,726,707
Corporate obligations	31,349,314	31,417,765
Fair value of wrappers	76,162	167,279

Fair value of investments	119,338,072	115,311,751
Difference between fair value and contract value of synthetic GICs	(4,939,549)	(3,973,098)

Contract value of synthetic GICs	$114,398,523	$111,338,653

The Standish Mellon Income Fund consists of three types of investment contracts. All investment contracts are benefit-responsive.

Guaranteed Investment Contracts

Traditional GICs are unsecured general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GIC’s return. The credited rate on this product will reset periodically, and it will not have an interest rate of less than 0%.

Fixed Maturity Synthetic Guaranteed Investment Contracts

Generally, fixed maturity synthetic GICs consist of a market-valued asset or collection of market-valued assets, such as mortgage-backed securities, and other investment securities that are owned by the fund, or Plan, and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and ensures that book value, benefit-responsive payments will be made for participant-directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, these contracts are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased, and the interest crediting rate cannot be less than 0%.

Fox Investment Plan

Notes to Financial Statements (continued)

5. Investment Contracts with Insurance Companies (continued)

Variable synthetic GICs consist of an asset or collection of assets that are managed by the bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the fund or Plan. The variable synthetic GICs are benefit-responsive and provide next day liquidity at book value. The crediting rate on this product resets every quarter based on the then current market index rates and an investment spread. The investment spread is established at the time of issuance and is guaranteed by the issuer for the life of the investment.

Constant Duration Synthetic Guaranteed Investment Contracts

Constant duration synthetic GICs consist of a portfolio of securities in collective investment funds with underlying investments in U.S. government securities, mortgage-backed securities, commercial mortgage-backed securities, and asset-backed securities owned by the fund, or Plan, and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit-responsive payments will be made for participant-directed withdrawals. The crediting rate resets every quarter based on the book value of the contract, the market yield of the underlying assets, the fair value of the underlying assets, and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the fair value of the underlying portfolio over the duration of the contract and, therefore, will be affected by movements in interest rates and/or changes in the fair value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first established and it will not have an interest crediting rate of less than 0%.

Certain events could limit the ability of the Standish Mellon Income Fund to transact withdrawals and transfers at contract value. Such events include the following:

•	Company-initiated events including events within the control of the Plan or Plan Sponsor that would have a material and adverse effect on the Standish Mellon Income Fund.

•	Company communications designed to induce participants to transfer from the Standish Mellon Income Fund.

•	Competing fund transfer or violation of equity wash or equivalent rules in place.

•	Changes of qualification status of the Company or the Plan.

Fox Investment Plan

Notes to Financial Statements (continued)

5. Investment Contracts with Insurance Companies (continued)

The plan administrator does not believe that the occurrence of any of the above events, which would limit the Standish Mellon Income Fund’s ability to transact at contract value with participants, is probable.

In general, issuers may terminate the contract and settle at other than contract value if the qualification status of the employer or Plan changes, a breach of material obligations under the contract and misrepresentation by the contract holder occur, or there is a failure of the underlying portfolio to conform to the pre-established investment guidelines.

6. Related-Party Transactions

The Plan engages in certain transactions involving Fidelity Management Trust Company, the Trustee, and News Corporation, the parent company, which are party-in-interest transactions as defined by ERISA. These transactions involve the purchase and sale of News Corporation’s common stock and investing Plan monies in money market and mutual funds managed by Fidelity Management Trust Company or its related affiliates. Fees paid by the Plan Sponsor to Fidelity Management Trust Company for the year ended December 31, 2012, were not significant. Investments managed by Fidelity Management Trust Company amounted to $554,015,634 and $461,571,153 as of December 31, 2012 and 2011, respectively.

7. Income Tax Status

The Plan has received a determination letter from the IRS dated April 24, 2009, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the tax qualified status of the Plan, and therefore believes the Plan, as amended and restated, will maintain its tax exempt status.

Plan management evaluates any uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Fox Investment Plan

Notes to Financial Statements (continued)

8. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate or amend the Plan subject to the provisions of ERISA. Upon termination of the Plan or upon the complete discontinuance of contributions under the Plan, all participants shall become 100% vested in their accounts, after payment of any expenses properly chargeable thereto.

9. Subsequent Event

On January 28, 2013, a new determination letter application was submitted for the Plan based on the amended and restated plan document as of January 1, 2013.

In June 2012, the Plan Sponsor’s parent company, News Corporation, announced its proposed separation into two distinct publicly traded companies, Twenty-First Century Fox, Inc. (21st Century Fox) and new News Corporation. The separation is expected to occur on June 28, 2013, at which point, 21st Century Fox will be the parent company of the Plan Sponsor.

As a result of the planned separation, the Plan’s News Corporation Common Stock investments are expected to change as follows: The Plan’s investment in News Corporation Class A Common Stock and Class B Common Stock will effectively be known as 21st Century Fox Class A Common Stock and Class B Common Stock, respectively. In addition, for every four shares of 21st Century Fox Class A Common Stock or Class B Common Stock, the Plan will receive one share of new News Corporation Class A Common Stock or Class B Common Stock, respectively. The Plan will receive cash in lieu of any fractional shares of new News Corporation.

In November 2012, the Plan Sponsor announced that effective as of the market close on December 17, 2014, the Plan’s investment in 21st Century Fox Class A and Class B Common Stock and new News Corporation Class A and Class B Common Stock will be liquidated and the proceeds will be reinvested in the Plan’s default investment option.

Fox Investment Plan

Notes to Financial Statements (continued)

10. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets per the financial statements as of December 31, 2012 and 2011, to net assets per the Form 5500:

	2012	2011

Net assets per the financial statements	$1,290,602,996	$1,092,841,140
Add: Adjustment for fair value to contract value of synthetic GICs and common collective trust	4,939,549	4,072,504

Net assets per the Form 5500	$1,295,542,545	$1,096,913,644

The following is a reconciliation of the net appreciation in fair value of investments, interest, dividends and other income (investment income) per the financial statements to the Form 5500 for the year ended December 31, 2012:

Total net investment income per the financial statements	$152,010,700
Add: Current year adjustment for fair value to contract value of synthetic GICs	4,939,549
Subtract: Prior year adjustment for fair value to contract value of synthetic GICs and common collective trust	(4,072,504)

Total net investment income per the Form 5500	$152,877,745

Traditional GICs are reported at contract value in the Form 5500. The Synthetic GICs and common collective trust that holds GICs are reported at fair value in the Form 5500.

Supplemental Schedule

Fox Investment Plan

EIN: 20-2141557	Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2012

Identity of Issue	Description of Investment	Current Value

Company Stock
*News Corporation Common Stock:
News Corporation Class A	Common Stock, 392,243 shares	$10,006,123
News Corporation Class B	Common Stock, 2,103,220 shares	55,188,505

Short-Term Investments
*Fidelity Management Trust Company	Government Money Market Fund; 0.01%	11,765,233

Money Market Portfolio
*Fidelity Management Trust Company	Money Market portfolio – Class 1	941,935

Synthetic GICs
ING Life Insurance and Annuity Company (CT 60243):
Blackrock	1-3 Year Credit Bond Index Fund, 284,043 units	3,188,407
Blackrock	1-3 Year Government Bond Index Fund, 4,989 units	556,922
Blackrock	Asset-Backed Securities Index Fund, 197,402 units	6,367,613
Blackrock	Commercial Mortgage-Backed Security Fund, 37,468 units	966,034
Blackrock	Intermediate Term Credit Bond Fund, 172,007 units	8,329,180
Blackrock	Intermediate Government Bond I, 95,487 units	3,812,757
Blackrock	Long Term Government Bond Index Fund, 23,304 units	1,666,364
Blackrock	Mortgage-Backed Securities Index Fund, 150,681 units	6,950,435
Wrapper		67,269

Fair value of contract		31,904,981

Monumental Life Insurance Co. (Aegon):
Blackrock	1-3 Year Credit Bond Index Fund, 387,739 units	4,352,401
Blackrock	1-3 Year Government Bond Index Fund, 6,808 units	760,023
Blackrock	Asset-Backed Securities Index Fund, 269,468 units	8,692,260
Blackrock	Commercial Mortgage-Backed Security Fund, 51,136 units	1,318,435
Blackrock	Intermediate Term Credit Bond Fund, 234,681 units	11,364,070
Blackrock	Intermediate Government Bond I, 130,368 units	5,205,512
Blackrock	Long Term Government Bond Index Fund, 31,816 units	2,274,494
Blackrock	Mortgage-Backed Securities Index Fund, 205,688 units	9,487,759
Wrapper		(1,546)

Fair value of contract		43,453,408

Prudential Trust Company Collective Trust (62171):	Collective fund, 2.58%	30,471,295
Wrapper		9,420

Fair value of contract		30,480,715

Fox Investment Plan

EIN: 20-2141557	Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2012

Identity of Issue	Description of Investment	Current Value

Synthetic GICs (continued)
ING Life Insurance and Annuity Company (60353):	Separate account; 0.98%	$10,690,096
Wrapper		—

Fair value of contract		10,690,096

Rabobank Nederland – FOX060201-A:	Maturity 1/15/2013; 5.26% yield
Commercial Mortgage Backed Sec	Series 2006-CD2; Class A2; 1/15/13; $1,000,000; 5.41%	160,280
Wrapper		7

Fair value of contract		160,287

Bank of America, N.A. 03 – 049:	Maturity 5/1/2013; 4.5% yield
Citibank Credit Card	Series 2008-A4; Class A4; 3/15/13; $1,500,000; 4.65%	1,516,435
Rate Reduction Bonds	Series 2001-1; Class A3; 5/1/13; $2,000,000; 6.48%	253,119
Wrapper		33

Fair value of contract		1,769,587

Natixis Financial Products, Inc. WR-1816-01:	Maturity 5/12/2014; 5.97% yield
Commercial Mortgage Backed Sec	Series 2005-C3; Class A2; 1/15/14; $1,000,000; 4.64%	602,558
Commercial Mortgage Backed Sec	Series 2005-CIP1; Class A2, 5/12/14; $1,000,000; 4.96%	275,461
Wrapper		979

Fair value of contract		878,998

Total Fair Value of Synthetic GICs		119,261,910
Total Fair Value of Wrappers		76,162

Total Fair Value of Synthetic GICs		119,338,072

Traditional GICs:
Metropolitan Life – GAC 32643	Maturity 8/15/14, 1.22% yield	2,023,728

Metropolitan Life – GAC 32613	Maturity 6/16/14, 1.25% yield	3,040,189

United of Omaha – SDGA 16604	Maturity 12/15/14, 1.33% yield	3,031,045

Prudential – GA 63034	Maturity 3/16/15, 1.23% yield	3,031,731

Total Fair Value of Traditional GICs		11,126,693

Fox Investment Plan

EIN: 20-2141557	Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2012

Identity of Issue	Description of Investment	Current Value

Mutual Funds
Morgan Stanley	Institutional Mid Cap Growth Fund Class I, 2,485,823 shares	$86,357,480
Dodge & Cox	Stock Fund, 454,094 shares	55,354,039
American Funds	AMCAP R6 Fund, 6,264,185 shares	136,371,310
First Eagle	Overseas Fund Class I, 3,618,843 shares	80,917,348
PIMCO	Total Return Fund Institutional Class, 10,726,504 shares	120,565,913
Allianz	NFJ Small Cap Value Fund Inst Class, 823,027 shares	24,641,445
Blackrock	Inflation Protected Institutional Class, 1,570,758 shares	18,959,049
*Fidelity	Spartan 500 Index Institutional Class Fund, 2,882,687 shares	145,546,850
*Fidelity	Spartan International Index Fund, 229,637 shares	7,871,951
*Fidelity	Freedom K Income Fund, 160,010 shares	1,974,034
*Fidelity	Freedom K 2010 Fund, 920,875 shares	11,860,866
*Fidelity	Freedom K 2015 Fund, 1,765,553 shares	22,881,568
*Fidelity	Freedom K 2020 Fund, 3,199,182 shares	42,837,037
*Fidelity	Freedom K 2025 Fund, 4,498,563 shares	61,090,488
*Fidelity	Freedom K 2030 Fund, 4,715,698 shares	64,699,381
*Fidelity	Freedom K 2035 Fund, 4,449,201 shares	61,710,422
*Fidelity	Freedom K 2040 Fund, 3,853,779 shares	53,606,063
*Fidelity	Freedom K 2045 Fund, 2,776,717 shares	39,123,948
*Fidelity	Freedom K 2050 Fund, 1,920,675 shares	27,119,928
*Fidelity	Freedom K 2055 Fund, 99,088 shares	985,930

Total mutual funds		1,064,475,050

Total investments		1,272,841,611

*Participant loans	Interest rates ranging from 4.25% to 9.50% and maturities through October 2027	22,996,532

		$1,295,838,143

*	Represents a party-in-interest as defined by ERISA.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FOX INVESTMENT PLAN

By:	/s/ Theodore Exarhakos
Theodore Exarhakos
Senior Vice President, Benefits
News Corporation

Date: June 24, 2013

EXHIBITS

Exhibit No.	Description

23.1	Consent of Ernst & Young LLP